                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                              DIGITAL BRIDGE, INC.
                              --------------------
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                   25383G-10-8
                                   -----------
                                 (CUSIP Number)


                              Charles S. Bronitsky
                                   756 Niantic
                              Foster City, CA 94404
                                 (650) 570-0507
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                  June 27, 2000
                                  -------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

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CUSIP NO.: 25383G-10-8                                                                            PAGE 2 OF 5 PAGES
           -----------
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--------- --------------------------------------------------------------------------------------------------------------------------
   1
          NAMES OF REPORTING PERSONS                              Charles S. Bronitsky


          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------- --------------------------------------------------------------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)


                                                                                       (a)|_|

                                                                                       (b)|_|

--------- --------------------------------------------------------------------------------------------------------------------------
   3
          SEC USE ONLY

--------- --------------------------------------------------------------------------------------------------------------------------
   4
          SOURCE OF FUNDS (See instructions)

--------- --------------------------------------------------------------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E).                |_|

--------- --------------------------------------------------------------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION                 United States

--------- --------------------------------------------------------------------------------------------------------------------------
                                            7
        NUMBER OF SHARES BENE-                    SOLE VOTING POWER                 -0-
        FICIALLY OWNED BY EACH
        REPORTING PERSON WITH:
                                         -------- ----------------------------------------------------------------------------------
                                            8
                                                  SHARED VOTING POWER               -0-

                                         -------- ----------------------------------------------------------------------------------
                                            9
                                                  SOLE DISPOSITIVE POWER            -0-

                                         -------- ----------------------------------------------------------------------------------
                                           10
                                                  SHARED DISPOSITIVE POWER          -0-


--------- --------------------------------------------------------------------------------------------------------------------------
  11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                                                  -0-


--------- --------------------------------------------------------------------------------------------------------------------------
12
          CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions).          |_|
--------- --------------------------------------------------------------------------------------------------------------------------
13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                0.00%

--------- --------------------------------------------------------------------------------------------------------------------------
14
          TYPE OF REPORTING PERSON (See instructions)                           IN
--------- --------------------------------------------------------------------------------------------------------------------------
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                                Page 2 of 4 Pages

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                                  SCHEDULE 13D
                           ---------------------------
CUSIP NO.: 09224H-20-2




NOTE:
-----

This Amendment No. 1 is filed to reflect the sale of all of the common stock of Digital Bridge, Inc., a Nevada corporation ("Digital Bridge" or the "Issuer") owned by Charles S. Bronitsky. On June 27, 2000, Charles S. Bronitsky entered into a Stock Purchase Agreement with WiseCapital Group, LLC, a Nevada limited liability company, for the sale of 6,250,000 shares of common stock of the Issuer for an aggregate price of $250,000, or $0.04 per share. Concurrently, Charles S. Bronitsky resigned as a director and officer of Issuer. Items 2(b), 2(c), 3, 4 and 5 of the Schedule 13D are amended and restated as follows:

ITEM 2.  IDENTITY AND BACKGROUND.
-------  ------------------------

(b)      Home Address
         ------------

         756 Niantic
         Foster City, CA 94404

(c)      Present Principal Occupation
         ----------------------------

         Charles S. Bronitsky is a consultant.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
-------  -------------------------------------------------

Not applicable.


ITEM 4.  PURPOSE OF TRANSACTION.
-------  -----------------------

Not applicable.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
-------  ------------------------------------

(a)      Aggregate Number and Percentage of Securities
         ---------------------------------------------

         According to the most recently available information, there are 27,850,000 shares of common stock of the Issuer outstanding. Charles S. Bronitsky owns no shares of common stock of the Issuer.

(b)      Power to Vote and Dispose
         -------------------------

         Not applicable.

(c)      Transactions within the Past 60 Days
         ------------------------------------

         On June 27, 2000, Charles S. Bronitsky entered into a Stock Purchase Agreement with WiseCapital Group, LLC, a Nevada limited liability company, for the sale of 6,250,000 shares of common stock of the Issuer for an aggregate price of $250,000, or $0.04 per share. These shares constituted all of the equity securities of Issuer owned by Charles S. Bronitsky. Charles S. Bronitsky has not engaged in any transactions in common stock of Digital Bridge during the past sixty days other than the transaction described in this Item 5(c).

(d)      Certain Rights of Other Persons
         -------------------------------

         Not applicable.

(e)      Date Ceased to Be 5% Owner
         --------------------------

         Charles S. Bronitsky ceased to be a 5% owner on June 27, 2000.


                                Page 3 of 4 Pages

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                                  SCHEDULE 13D
                           ---------------------------
CUSIP NO.: 09224H-20-2


SIGNATURE
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              July 11, 2000
                                              ----------------------------------
                                              Date


                                              /s/ Charles S. Bronitsky
                                              ----------------------------------
                                              Signature


                                              Charles S. Bronitsky
                                              ----------------------------------
                                              Name


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